UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response ..............2.50 SEC FILE NUMBER: 000-51716 CUSIP NUMBER: N/A

(Check One):  X   Form 10-K    Form 20-F    Form 11-K     Form 10-Q    ___Form 10-D  Form N-SAR
        ____Form N-CSR

For Period Ended:  August 31, 2008

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:    SLAP, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  565 SILVERTIP ROAD

City, State and Zip Code:    CANMORE, ALBERTA T1W 3K8

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)      X

(a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-K for the period ended August 31, 2008 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to December 1, 2008.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

David Wehrhahn                                                      403                                               609-0311
 (Name)                                                      (Area Code)                                                      (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).       X      Yes               __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       X      Yes            __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Slap, Inc. (the “Company”) was incorporated on March 19, 2007.  Operations to the fiscal year ended August 31, 2007 were limited to incorporation of the Company and associated filing charges.  During the fiscal year ended August 31, 2008, the Company expects to see a significant change from its prior period results as a result of the commencement of preliminary operations in the oil and gas sector.  The Company expects to report losses from the operations of the Company totaling $44,075 as at August 31, 2008, as compared to losses of $1,413 from the prior fiscal year.  Net losses are expected to include $24,078 with respect to the write down of dry hole costs and $18,695 with respect to provision of professional services, with no comparative entries from the prior period.  Office and administrative costs are expected to total $1,302 as compared to $163 from the prior comparative period.  During fiscal 2007 the Company expended $1,250 with respect to organizational costs with no similar expenses during the current fiscal year.

SLAP, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 28, 2008                                                                                      By:  /s/ David Wehrhahn
                                           Name and Title:  David Wehrhahn, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.  Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amended notification.

5.  Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.